Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the Second Fiscal Quarter Ended August 31, 2022

(Beijing–October 28, 2022)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the second quarter of fiscal year 2023 ended August 31, 2022.

Highlights for the Second Quarter of Fiscal Year 2023

-	Net revenues was US$294.1 million, compared to net revenues of US$1,443.9 million in the same period of the prior year.
-	Income from operations was US$14.9 million, compared to loss from operations of US$379.9 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$42.3 million, compared to non-GAAP loss from operations of US$313.4 million in the same period of the prior year.
-	Net loss attributable to TAL was US$0.8 million, compared to net loss attributable to TAL of US$826.5 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$26.6 million, compared to non-GAAP net loss attributable to TAL of US$760.1 million in the same period of the prior year.
-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.00. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.04. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$3,086.6 million as of August 31, 2022, compared to US$2,708.7 million as of February 28, 2022.

-	Highlights for the Six Months Ended August 31, 2022
-	Net revenues was US$518.1 million, compared to net revenues of US$2,828.8 million in the same period of the prior year.
-	Loss from operations was US$13.4 million, compared to loss from operations of US$506.7 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$40.5 million, compared to non-GAAP loss from operations of US$372.9 million in the same period of the prior year.
-	Net loss attributable to TAL was US$44.6 million, compared to net loss attributable to TAL of US$928.6 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$9.3 million, compared to non-GAAP net loss attributable to TAL of US$794.7 million in the same period of the prior year.
-	Basic and diluted net loss per ADS were both US$0.07. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were both US$0.01.

Financial Data——Second Quarter and First Six Months of Fiscal Year 2023

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	August 31,
	2021	2022	Pct. Change
Net revenues	1,443,880	294,060	(79.6)%
(Loss)/income from operations	(379,874)	14,891	(103.9)%
Non-GAAP(loss)/income from operations	(313,440)	42,315	(113.5)%
Net loss attributable to TAL	(826,546)	(787)	(99.9)%
Non-GAAP net (loss)/income attributable to TAL	(760,112)	26,637	(103.5)%
Net loss per ADS attributable to TAL – basic	(1.29)	(0.00)	(99.9)%
Net loss per ADS attributable to TAL – diluted	(1.29)	(0.00)	(99.9)%
Non-GAAP net (loss)/income per ADS attributable to TAL – basic	(1.18)	0.04	(103.5)%
Non-GAAP net (loss)/income per ADS attributable to TAL – diluted	(1.18)	0.04	(103.5)%

	Six Months Ended
	August 31,
	2021	2022	Pct. Change
Net revenues	2,828,823	518,105	(81.7)%
Loss from operations	(506,731)	(13,432)	(97.3)%
Non-GAAP (loss)/income from operations	(372,852)	40,471	(110.9)%
Net loss attributable to TAL	(928,624)	(44,616)	(95.2)%
Non-GAAP net (loss)/income attributable to TAL	(794,745)	9,287	(101.2)%
Net loss per ADS attributable to TAL – basic	(1.44)	(0.07)	(95.2)%
Net loss per ADS attributable to TAL – diluted	(1.44)	(0.07)	(95.2)%
Non-GAAP net (loss)/income per ADS attributable to TAL – basic	(1.23)	0.01	(101.2)%
Non-GAAP net (loss)/income per ADS attributable to TAL – diluted	(1.23)	0.01	(101.2)%

"Our business has shown a healthy momentum in this quarter. We will continue to invest in learning services, learning content solutions and learning technology solutions to lay the foundation for long-term growth." said Alex Peng, TAL’s President & Chief Financial Officer.

Mr. Peng added: "We recently announced our new mission of 'to empower life-long growth with love and technology' and our new vision of 'to become an organization driving continuous innovation'. We will continue to develop our current product and service portfolio, while, in alignment with our new mission and vision, exploring new initiatives in and beyond the learning solutions market."

Financial Results for the Second Quarter of Fiscal Year 2023

Net Revenues

In the second quarter of fiscal year 2023, TAL reported net revenues of US$294.1 million, representing a 79.6% decrease from US$1,443.9 million in the second quarter of fiscal year 2022.

Operating Costs and Expenses

In the second quarter of fiscal year 2023, operating costs and expenses were US$292.4 million, representing an 84.0% decrease from US$1,825.6 million in the second quarter of fiscal year 2022. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$265.0 million, representing an 84.9% decrease from US$1,759.2 million in the second quarter of fiscal year 2022.

Cost of revenues decreased by 86.6% to US$117.1 million from US$872.6 million in the second quarter of fiscal year 2022. Non-GAAP cost of revenues, which excluded share-based compensation expenses, decreased by 86.9% to US$114.5 million, from US$872.3 million in the second quarter of fiscal year 2022.

Selling and marketing expenses decreased by 74.8% to US$78.1 million from US$309.7 million in the second quarter of fiscal year 2022. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 75.5% to US$69.8 million, from US$285.2 million in the second quarter of fiscal year 2022.

General and administrative expenses decreased by 72.7% to US$97.2 million from US$356.5 million in the second quarter of fiscal year 2022. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, decreased by 74.4% to US$80.7 million, from US$314.9 million in the second quarter of fiscal year 2022.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 58.7% to US$27.4 million in the second quarter of fiscal year 2023 from US$66.4 million in the same period of fiscal year 2022.

Impairment loss on intangible assets and goodwill was nil for the second quarter of fiscal year 2023, compared to US$286.8 million for the second quarter of fiscal year 2022.

Gross Profit

Gross profit decreased by 69.0% to US$176.9 million from US$571.3 million in the second quarter of fiscal year 2022.

(Loss)/income from Operations

Income from operations was US$14.9 million in the second quarter of fiscal year 2023, compared to loss from operations of US$379.9 million in the second quarter of fiscal year 2022. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$42.3 million, compared to Non-GAAP loss from operations of US$313.4 million in the same period of the prior year.

Other (expense)/Income

Other expense was US$25.7million for the second quarter of fiscal year 2023, compared to other expense of US$30.7 million in the second quarter of fiscal year 2022.

Impairment Loss on Long-term Investments

Impairment loss on Long-term investment was US$6.6 million for the second quarter of fiscal year 2023, compared to US$154.9 million for the same period of fiscal year 2022.

Income Tax Expense

Income tax expense was US$4.5 million in the second quarter of fiscal year 2023, compared to US$310.4 million of income tax expense in the second quarter of fiscal year 2022.

Net (loss)/income attributable to TAL

Net loss attributable to TAL was US$0.8 million in the second quarter of fiscal year 2023, compared to net loss attributable to TAL of US$826.5 million in the second quarter of fiscal year 2022. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$26.6 million, compared to Non-GAAP net loss attributable to TAL of US$760.1 million in the second quarter of fiscal year 2022.

Basic and Diluted Net (Loss)/Income per ADS

Basic and diluted net loss per ADS were both US$0.00 in the second quarter of fiscal year 2023. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.04 in the second quarter of fiscal year 2023.

Cash, Cash Equivalents, and Short-Term Investments

As of August 31, 2022, the Company had US$1,759.3 million of cash and cash equivalents and US$1,327.3 million of short-term investments, compared to US$1,638.2 million of cash and cash equivalents and US$1,070.5 million of short-term investments as of February 28, 2022.

Deferred Revenue

As of August 31, 2022, the Company’s deferred revenue balance was US$177.5 million, compared to US$187.7 million as of February 28, 2022.

Financial Results for the First Six Months of Fiscal Year 2023

Net Revenues

For the first six months of fiscal year 2023, TAL reported net revenues of US$518.1 million, representing an 81.7% decrease from US$2,828.8 million in the first six months of fiscal year 2022.

Operating Costs and Expenses

In the first six months of fiscal year 2023, operating costs and expenses were US$552.5 million, an 83.5% decrease from US$3,340.6 million in the first six months of fiscal year 2022. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$498.6 million, an 84.5% decrease from US$3,206.7 million in the first six months of fiscal year 2022.

Cost of revenues decreased by 86.2% to US$205.7 million from US$1,485.8 million in the first six months of fiscal year 2022. Non-GAAP cost of revenues, which excluded share-based compensation expenses, decreased by 86.5% to US$200.7 million from US$1,485.0 million in the first six months of fiscal year 2022.

Selling and marketing expenses decreased by 81.4% to US$138.1 million from US$741.0 million in the first six months of fiscal year 2022. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 82.4% to US$121.7 million from US$692.6 million in the first six months of fiscal year 2022.

General and administrative expenses decreased by 69.7% to US$208.7 million from US$687.6 million in the first six months of fiscal year 2022. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, decreased by 70.8% to US$176.1 million from US$602.9 million in the first six months of fiscal year 2022.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 59.7% to US$53.9 million in the first six months of fiscal year 2023 from US$133.9 million in the same period of fiscal year 2022.

Impairment loss on intangible assets and goodwill was nil for the first six months of fiscal year 2023, compared to US$426.2 million for the same period of fiscal year 2022.

Gross Profit

Gross profit decreased by 76.7% to US$312.4 million from US$1,343.1 million in the first six months of fiscal year 2022.

(Loss)/income from Operations

Loss from operations was US$13.4 million in the first six months of fiscal year 2023, compared to loss from operations of US$506.7 million in the same period of the prior year. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$40.5 million, compared to US$372.9 million Non-GAAP loss from operations in the same period of the prior year.

Other (expense)/Income

Other expense was US$52.5 million for the first six months of fiscal year 2023, compared to other income of US$8.1 million in the same period of the prior year.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$6.6 million for the first six months of fiscal year 2023, compared to US$178.1 million for the first six months of fiscal year 2022.

Income Tax Expense

Income tax expense was US$6.8 million in the first six months of fiscal year 2023, compared to US$341.6 million of income tax expense in the first six months of fiscal year 2022.

Net (Loss)/Income Attributable to TAL Education Group

Net loss attributable to TAL was US$44.6 million in the first six months of fiscal year 2023, compared to net loss attributable to TAL of US$928.6 million in the first six months of fiscal year 2022. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$9.3 million, compared to US$794.7 million Non-GAAP loss attributable to TAL in the same period of the prior year.

Basic and Diluted Net (Loss)/Income per ADS

Basic and diluted net loss per ADS were both US$0.07 in the first six months of fiscal year 2023. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.01.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second fiscal quarter of fiscal year 2023 ended August 31, 2022 at 8:00 a.m. Eastern Time on October 28, 2022 (8:00 p.m. Beijing time on October 28, 2022).

Please note that you will need to pre-register for conference call participation at https://register.vevent.com/register/BI60d8b93968b145e994b6c9c02b8aa42e.

Upon registration, you will receive an email containing participant dial-in numbers and unique Direct Event Passcode. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning services to students from all ages through diversified class formats. Our learning services mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss attributable to TAL, non-GAAP basic and non-GAAP diluted net loss per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2022	As of August 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$1,638,189	$1,759,255
Restricted cash-current	755,646	207,816
Short-term investments	1,070,535	1,327,275
Inventory	21,830	30,828
Amounts due from related parties-current	919	324
Income tax receivables	19,504	28
Prepaid expenses and other current assets	122,753	141,386
Total current assets	3,629,376	3,466,912
Restricted cash-non-current	287,951	158,391
Property and equipment, net	281,226	262,606
Deferred tax assets	6,747	3,202
Rental deposits	10,770	13,833
Intangible assets, net	1,696	824
Land use right, net	217,708	197,213
Amounts due from related parties- non-current	77	-
Long-term investments	414,487	464,467
Long-term prepayments and other non-current assets	5,418	2,627
Operating lease right-of-use assets	227,072	148,715
Total assets	$5,082,528	$4,718,790
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$89,838	$73,692
Deferred revenue-current	187,718	177,530
Amounts due to related parties-current	205	102
Accrued expenses and other current liabilities	558,718	463,711
Operating lease liabilities, current portion	66,105	39,955
Total current liabilities	902,584	754,990
Deferred revenue-non-current	14	12
Deferred tax liabilities	1,680	4,112
Operating lease liabilities, non-current portion	175,988	120,566
Total liabilities	1,080,266	879,680
Equity
Class A common shares	167	167
Class B common shares	49	49
Treasury Stock	-	(5)
Additional paid-in capital	4,358,265	4,357,850
Statutory reserve	154,362	153,487
Accumulated deficit	(544,309)	(588,050)
Accumulated other comprehensive income/(loss)	61,617	(57,671)
Total TAL Education Group's equity	4,030,151	3,865,827
Noncontrolling interest	(27,889)	(26,717)
Total equity	4,002,262	3,839,110
Total liabilities and equity	$5,082,528	$4,718,790

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2021	2022	2021	2022
Net revenues	$1,443,880	$294,060	$2,828,823	$518,105
Cost of revenues (note 1)	872,628	117,132	1,485,769	205,690
Gross profit	571,252	176,928	1,343,054	312,415
Operating expenses (note 1)
Selling and marketing	309,688	78,087	741,037	138,126
General and administrative	356,499	97,206	687,632	208,656
Impairment loss on intangible assets and goodwill	286,781	-	426,190	-
Total operating expenses	952,968	175,293	1,854,859	346,782
Government subsidies	1,842	13,256	5,074	20,935
(Loss)/income from operations	(379,874)	14,891	(506,731)	(13,432)
Interest income	35,296	12,445	71,897	25,508
Interest expense	(2,878)	-	(6,050)	-
Other (expense)/income	(30,731)	(25,715)	8,091	(52,504)
Gain from disposal of a subsidiary	-	9,550	-	9,550
Impairment loss on long-term investments	(154,881)	(6,610)	(178,063)	(6,610)
(Loss)/income before income tax expense and income/(loss) from equity method investments	(533,068)	4,561	(610,856)	(37,488)
Income tax expense	(310,354)	(4,487)	(341,558)	(6,803)
Income/(loss) from equity method investments	4,120	(932)	4,048	521
Net loss	(839,302)	(858)	(948,366)	(43,770)
Add: Net loss/(income) attributable to noncontrolling interest	12,756	71	19,742	(846)
Total net loss attributable to TAL Education Group	$(826,546)	$(787)	$(928,624)	$(44,616)
Net loss per common share
Basic	$(3.86)	$(0.00)	$(4.33)	$(0.21)
Diluted	(3.86)	(0.00)	(4.33)	(0.21)
Net loss per ADS (note 2)
Basic	$(1.29)	$(0.00)	$(1.44)	$(0.07)
Diluted	(1.29)	(0.00)	(1.44)	(0.07)
Weighted average shares used in calculating net loss per common share
Basic	214,204,714	211,620,275	214,593,452	213,341,439
Diluted	214,204,714	211,620,275	214,593,452	213,341,439

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Six Months
	Ended August 31,		Ended August 31,
	2021	2022	2021	2022
Cost of revenues	$351	$2,587	$734	$4,980
Selling and marketing expenses	24,460	8,296	48,432	16,377
General and administrative expenses	41,623	16,541	84,713	32,546
Total	$66,434	$27,424	$133,879	$53,903

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive LOSS

(In thousands of U.S. dollars)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2021	2022	2021	2022
Net loss	$(839,302)	$(858)	$(948,366)	$(43,770)
Other comprehensive loss, net of tax	(39,540)	(55,912)	(23,845)	(116,738)
Comprehensive loss	(878,842)	(56,770)	(972,211)	(160,508)
Add: Comprehensive loss /(income) attributable to noncontrolling interest	12,640	(882)	19,749	(3,396)
Comprehensive loss attributable to TAL Education Group	$(866,202)	$(57,652)	$(952,462)	$(163,904)

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2021	2022	2021	2022
Cost of revenues	$872,628	$117,132	$1,485,769	$205,690
Share-based compensation expense in cost of revenues	351	2,587	734	4,980
Non-GAAP cost of revenues	872,277	114,545	1,485,035	200,710
Selling and marketing expenses	309,688	78,087	741,037	138,126
Share-based compensation expense in selling and marketing expenses	24,460	8,296	48,432	16,377
Non-GAAP selling and marketing expenses	285,228	69,791	692,605	121,749
General and administrative expenses	356,499	97,206	687,632	208,656
Share-based compensation expense in general and administrative expenses	41,623	16,541	84,713	32,546
Non-GAAP general and administrative expenses	314,876	80,665	602,919	176,110
Operating costs and expenses	1,825,596	292,425	3,340,628	552,472
Share-based compensation expense in operating costs and expenses	66,434	27,424	133,879	53,903
Non-GAAP operating costs and expenses	1,759,162	265,001	3,206,749	498,569
(Loss)/income from operations	(379,874)	14,891	(506,731)	(13,432)
Share based compensation expenses	66,434	27,424	133,879	53,903
Non-GAAP (loss)/income from operations	(313,440)	42,315	(372,852)	40,471
Net loss attributable to TAL Education Group	(826,546)	(787)	(928,624)	(44,616)
Share based compensation expenses	66,434	27,424	133,879	53,903
Non-GAAP net (loss)/income attributable to TAL Education Group	$(760,112)	$26,637	$(794,745)	$9,287
Net loss per ADS
Basic	$(1.29)	$(0.00)	$(1.44)	$(0.07)
Diluted	(1.29)	(0.00)	(1.44)	(0.07)
Non-GAAP Net (loss)/ income per ADS
Basic	$(1.18)	$0.04	$(1.23)	$0.01
Diluted	(1.18)	0.04	(1.23)	0.01
ADSs used in calculating net loss per ADS
Basic	642,614,142	634,860,825	643,780,356	640,024,317
Diluted	642,614,142	634,860,825	643,780,356	640,024,317
ADSs used in calculating Non-GAAP net (loss)/ income per ADS
Basic	642,614,142	634,860,825	643,780,356	640,024,317
Diluted	642,614,142	642,251,238	643,780,356	642,521,076